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EXHIBIT 99.5
KPMG LLP Chartered Accountants
Box 10426 777 Dunsmuir Street	Telephone (604) 691-3000
Vancouver BC V7Y 1K3	Telefax (604) 691-3031
Canada	www.kpmg.ca

Comments by Auditor for U.S. Readers on Canada — U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company's financial statements, such as the changes described in Notes 1(j) and 1(r) to the financial statements. Our report to the shareholders dated February 4, 2003, included herein, is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants

Vancouver, Canada
February 4, 2003

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Comments by Auditor for U.S. Readers on Canada — U.S. Reporting Difference